UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Alphatec Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

02081G102
(CUSIP Number)

Jeffrey Wade
c/o LS Power Development, LLC
1700 Broadway, 35th Floor
New York, New York 10019
212-547-2914

With a copy to:
Adam M. Turteltaub
Jonathan Kubek
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8129

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) L-5 Healthcare Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,343,865(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,343,865 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,343,865
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.42% (2)
14		TYPE OF REPORTING PERSON OO

(1)  Represents 10,997,833 shares of Common Stock held by L-5 Healthcare Partners, LLC, plus 2,346,032 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock at an exercise price of $3.50 per share (the “Warrants”), held by L-5 Healthcare Partners, LLC.
(2)  Calculation is based upon (i) 105,058,324 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 3, 2022, plus (ii) the shares of Common Stock issuable upon exercise of the Warrants.

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul Segal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,825
	8	SHARED VOTING POWER 13,343,865 (1)
	9	SOLE DISPOSITIVE POWER 338,825
	10	SHARED DISPOSITIVE POWER 13,343,865 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,682,690
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.74% (2)
14	TYPE OF REPORTING PERSON IN
(1)  Represents 10,997,833 shares of Common Stock held by L-5 Healthcare Partners, LLC, plus 2,346,032 shares of Common Stock issuable upon exercise of warrants to purchase shares of Common Stock at an exercise price of $3.50 per share (the “Warrants”), held by L-5 Healthcare Partners, LLC.
(2)  Calculation is based upon (i) 105,058,324 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed on November 3, 2022, plus (ii) the shares of Common Stock issuable upon exercise of the Warrants.

The Schedule 13D filed with the Securities and Exchange Commission on March 16, 2018 (as previously amended, the "Schedule 13D") by (i) L-5 Healthcare Partners, LLC, a Delaware limited liability company (“L-5”), and (ii) Paul Segal, an individual with United States citizenship (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Alphatec Holdings, Inc., a Delaware corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated as follows:
(a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 105,058,324 shares of Common Stock outstanding as of October 27, 2022, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2022.
L-5 directly holds 10,997,833 shares of Common Stock reported in this Schedule 13D and 2,346,032 shares of Common Stock that will be issuable following the exercise of the Warrants held by L-5. As a result of his relationship with L-5, Paul Segal may be deemed the beneficial owner of all such shares of Common Stock. Mr. Segal, however, disclaims beneficial ownership of such shares, except to the extent of his indirect pecuniary interest therein. MR. Segal also directly holds 338,825 shares of Common Stock reported in this Schedule 13D.
(c) On January 25, 2023, L-5 received 1,467,487 shares of Common Stock on a cashless exercise of warrants to purchase 2,000,000 shares of Common Stock. The Issuer withheld 532,513 shares of Common Stock underlying the warrants for payment of the exercise price, using the VWAP on January 24, 2023 of approximately $13.14, pursuant to the terms of the Warrants.
(d) Not applicable.
(e) Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Dated:  January 26, 2023

L-5 HEALTHCARE PARTNERS, LLC
By: /s/ Paul Segal Name: Paul Segal Title: President

/s/ Paul Segal
Paul Segal